Exhibit (a)(1)(ii)

Notice to Limited Partners dated September 10, 2002

[NTS - PROPERTIES VII LETTERHEAD]

September 10, 2002

Dear NTS-Properties VII Investor:

     Peachtree Partners recently sent a notice to limited partners offering to purchase their interests for cash at a purchase price of $6.25 per interest. It appears that the principals of Peachtree Partners are Ira Gaines and Barry Zemel. We have a conflict of interest in connection with the offer by Peachtree Partners because it competes with an offer made by our affiliate, ORIG, LLC. We are therefore remaining neutral and not expressing an opinion regarding the offer by Peachtree Partners. However, we wish to note that the price offered by Peachtree Partners is not currently the highest price offered for interests. ORIG has recently announced its intention to increase the price in its offer to $6.50 per interest, which exceeds the price offered by Peachtree Partners by $0.25 per interest.

      Although, as discussed above, we are not expressing an opinion with regard to the offer by Peachtree Partners, we wish to note that appears to be designed to be a "mini-tender," which is an offer made by a party that does not own, and will not own after the tender offer, 5% of a class of the issuer's securities. Mini-tenders are not subject to all of the SEC's rules relating to tender offers, including the requirement that tender offer materials be filed with the SEC, and therefore typically do not provide for the same disclosures and other protections as are required in more highly regulated tender offers. For example, beginning ten days after our general partner learns of the tender offer, any tender made to Peachtree Partners is irrevocable. This means that if you tender interests in the Peachtree Partners offer after this time, you will not be allowed to receive the higher price offered by ORIG, or any higher price which may be offered in any later offers. In addition, Peachtree Partners' offer is subject to amendment or termination without notice at any time. Finally, the offer by Peachtree Partners does not provide any information regarding Peachtree Partners, beyond the names of its principals, or information on any plans or proposals it has relating to NTS-Properties VII.

     For further information on ORIG's offer, you should refer to its Offer to Purchase dated May 10, 2002 and the related Letter of Transmittal, each of which were furnished to you previously by ORIG. For further information on the offer by Peachtree Partners, you should refer to its Offer to Purchase.